SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange A

Commission File Number: 333-114442

Domino's Pizza 401(k) Savings Plan

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Domino's Pizza, Inc.

30 Frank Lloyd Wright Drive
Ann Arbor, Mi 48106

(Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices)

(734) 930-3030

(Registrant's telephone number, including area code)

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

plante moran

Plante & Moran, PLLC
Suite 400
1000 Oakbrook Drive
Ann Arbor, MI 48104
Tel: 734.665.9494
Fax: 734.665.0664
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Domino's Pizza 401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Domino's Pizza 401(k) Savings Plan as of December 31, 2005 and 2004 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2005 and 2004 and the changes in net assets for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of expressing an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Ann Arbor, Michigan
June 9, 2006

Statements of Net Assets Available for Plan Benefits

	December 31 2005	December 31 2004
Assets - Participant-directed investments		
Investments in mutual funds:		
Fidelity Puritan Fund	$ 5,877,339	$ 5,681,137
Fidelity Diversified International Fund	7,822,056	5,839,884
Fidelity Spartan U.S. Equity Index Fund	6,248,540	6,086,180
Fidelity Equity - Income Fund	17,806,453	18,015,254
Growth Fund of America	24,675,853	22,653,942
Dreyfus Mid-Cap Index Fund	3,064,393	1,816,830
Laudus Rosenberg U.S. Small Capitalization Fund	2,549,964	2,481,977
PIMCO Total Return Administration Fund	3,123,063	2,585,244
Total investments in mutual funds	71,167,661	65,160,448
Participant loans receivable	3,847,394	3,764,736
Investments in common/collective trusts - Fidelity Managed Income Portfolio Fund	12,199,660	12,260,723
Investments in employer securities - Domino's Pizza Stock Fund	514,510	-
Total investments	87,729,225	81,185,907
Employer contributions receivable	108,185	72,324
Employee contributions receivable	197,994	186,264
Net Assets Available for Plan Benefits	**$ 88,035,404**	**$ 81,444,495**

See Notes to Financial Statements.

Domino's Pizza 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2005

Investment Income	
Interest/dividends	$ 3,268,683
Net appreciation in fair value of:	
Common/Collective trust fund	450,448
Mutual funds	3,208,907
Employer securities	71,262
Total investment income	6,999,300
Contributions	
Employee	5,975,528
Employer	2,321,742
Rollover	249,622
Total contributions	8,546,892
Total additions	15,546,192
Deductions	
Participant withdrawals	(8,936,680)
Administrative expenses	(18,603)
Total deductions	(8,955,283)
Net Increase in Net Assets Available for Plan Benefits	6,590,909
Net Assets Available for Plan Benefits - Beginning of year	81,444,495
Net Assets Available for Plan Benefits - End of year	**$ 88,035,404**

See Notes to Financial Statements.

Note 1 - Description of Plan

General - The Domino's Pizza 401(k) Savings Plan (the "Plan") is a defined contribution plan for the benefit of certain employees of Domino's Pizza LLC and its subsidiaries (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a complete description of the Plan's provisions. Fidelity Management Trust Company (the "Trustee" and the "Plan Administrator") administers and invests the assets of the Plan and the income therefrom for the benefit of the Plan's participants.

Eligibility - A person may become a participant in the Plan on the first day they meet the following requirements:

1. The person is employed by the Company, or an affiliated company which has adopted the Plan for the person's job classifications and/or location,

2. The person has completed at least 1,000 hours of service,

3. The person is not employed in a bargaining unit covered by a collective bargaining agreement unless it provides for Plan coverage of bargaining unit members,

4. The person has attained age twenty-one, and

5. The person is a citizen or resident of the United States.

Contributions - Prior to July 1, 2005 eligible employees could make elective contributions up to 15 percent of eligible wages, as defined in the plan agreement, not to exceed the maximum amount allowed annually under the provisions of the Internal Revenue Code (the "Code"). The Plan limited each participant's contribution to 4 percent of the participant's eligible wages if the participant was highly compensated as defined by the Code. The Company matched 50 percent of employee contributions up to 6 percent of eligible wages.

Effective July 1, 2005, the Plan was amended allowing all eligible employees to make elective contributions up to 50 percent of eligible wages, as defined in the plan agreement, not to exceed the maximum amount allowed annually under the provisions of the Code. For the 2006 plan year, the Plan was amended changing the Company's matching contribution to provide a matching contribution in the amount of 100 percent of the first 3 percent of each employee's elective deferrals and 50 percent of the next 2 percent of each employee's elective deferrals.